Exhibit (e)(15)

ARCSIGHT, INC.

CHANGE IN CONTROL AGREEMENT

September 13, 2010

Hugh Njemanze

Re:  Change in Control Agreement

Dear Mr. Njemanze:

In order to provide you with enhanced financial security and sufficient encouragement to remain with ArcSight, Inc. (“ArcSight” or the “Company”) notwithstanding the possibility of a Change in Control (as defined below), the Company is pleased to offer you the following Change in Control Agreement (the “Agreement”) effective as of the date set forth above:

1.              Change in Control Acceleration.  If the Company is subject to a Change in Control and within eighteen (18) months following such Change in Control you are subject to an Involuntary Termination, then the vested percentage of your outstanding Company options or other outstanding Company equity awards will be determined by adding twenty-four (24) months to the actual period of service that you have completed with the Company or its acquiror (the “Acquiror”) and/or successor (the “Successor”) (in addition to the shares or options that were vested prior to such Involuntary Termination).

2.              Definitions.  For purposes of this Agreement, the following terms shall be defined as below:

a.              “Cause” means (a) any material breach of your employment agreement with the Surviving Corporation, the confidential information and inventions assignment agreement between you and the Surviving Company, or any other material written agreement between you and the Surviving Company, (b) any material failure to comply with the Surviving Company’s written policies or rules, as they may be in effect from time to time during your employment; (c) commission, conviction of or a plea of “guilty” or “no contest” to, a felony under the laws of the United States; (d) material neglect of duties; or (e) material misconduct.

b.              “Change in Control” has the meaning provided in the Company’s 2007 Equity Incentive Plan, provided, however, that a Change in Control shall only apply to the transaction contemplated pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Hewlett-Packard Company, Priam Acquisition Corporation and the Company, or another Change in Control in which the termination fee contemplated in Section 9.4(b) of the Merger Agreement will apply.

c.               “Good Reason” means that the scope of your job responsibilities or authority with the Surviving Company is materially reduced without your written consent, and you resign within thirty (30) days after you have so notified the Surviving Company, and the Surviving Company has failed to correct the reduction.

d.              “Involuntary Termination” means that (a) your service with the Company, Acquiror or Successor (together, the “Surviving Company”) is terminated by the Surviving Company without Cause or by you for Good Reason.

Sincerely,

ArcSight, Inc.

By:	/s/ Tom Reilly
Tom Reilly, Chief Executive Officer

I accept the terms and conditions as set forth in this Agreement.

Date:	9/13/2010	/s/ Hugh Njemanze
Hugh Njemanze